UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 August 2007
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Code.
Name of director	Mr C W Goodyear
Date of last notice	11 December 2006
Date issuer informed of transaction	22 August 2007
Date and place of transaction	22 August 2007 (place of transaction not applicable)
Nature of transaction	76,569 Deferred Shares issued in 2005 under the BHP Billiton Limited Group Incentive Scheme became fully vested (refer Part 3)

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	-
Nature of indirect interest (including registered holder)	-
Date of change	-
No. of securities held prior to change	-
Class	-
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	-
Any additional information

Mr Goodyear has a direct interest in 916,151 ordinary shares in BHP Billiton Limited.

In addition to the above, Mr Goodyear also has an indirect interest in ordinary shares in BHP Billiton Limited held in the form of 41,302 American Depositary Shares. The registered holder is Cede and Company, and they are held on behalf of Mr Goodyear as beneficial owner.

Mr Goodyear also has an indirect interest in shares of BHP Billiton Plc held in the form of 1,000 American Depository Shares. The registered holder is Cede and Company, and they are held on behalf of Mr Goodyear and his wife as beneficial joint owners.

There is no change to report on the above holdings.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:
  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Total number of securities over which options or other rights held at the date of this notice

               1,575,188       - 1 021 338 vested Options under the
                                          ESP and GIS over 1 575 188
                                          ordinary shares of BHP Billiton
                                          Limited

                     15,716       - 14 660 vested Performance Rights
                                           under the PSP over 15 716
                                           ordinary shares of BHP Billiton
                                           Limited

                     76,569       - vested GIS Deferred Shares
                                          (ordinary shares of BHP Billiton
                                          Limited)

                     56,691       - maximum number of GIS Deferred
                                          Shares (ordinary shares of BHP
                                          Billiton Limited)

                1,692,558      - maximum number of Performance
                                          Shares (ordinary shares of BHP
                                          Billiton Limited) under the LTIP

          ______________________

                3,416,722        Total

Any additional information

This notification is in respect of the vesting of 76,569 Deferred Shares under the BHP Billiton Limited Group Incentive Scheme (GIS).

The service conditions relating to the Deferred Shares were met and consequently 76,569 Deferred Shares vested on 22 August 2007.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R Mallett - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr R Mallett Tel: +61 3 9609 3324 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 27 August 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary